

October 6, 2020

Trecia M. Canty
Senior Vice President, General Counsel and Secretary
PBF Holding Company LLC
One Sylvan Way, Second Floor
Parsippany, NJ 07054

> **Re: PBF Holding Company LLC**
> **Registration Statement on Form S-4**
> **Filed September 30, 2020**
> **File No. 333-249180**

Dear Ms. Canty:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Anuja A. Majmudar, Attorney-Advisor, at 202-551-3844 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Andres C. Mena